Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Post-Effective Amendment No. 2 to Form S-1 on Form S-3 No. 333-261711) and related Prospectus of Solid Power, Inc. for the registration of its common stock and warrants to purchase common stock and to the incorporation by reference therein of our reports dated March 1, 2023, with respect to the consolidated financial statements of Solid Power, Inc., and the effectiveness of internal control over financial reporting of Solid Power, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2022, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Denver, CO
May 12, 2023